Julia Boesch

T: +1 415 693 2326

jboesch@cooley.com

October 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins

David Edgar

Re:	Zoom Video Communications, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2022

Filed March 7, 2022

Form 10-Q for the Quarterly Period Ended July 31, 2022

Filed August 24, 2022

File No. 001-38865

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated September 28, 2022, from the staff of the Securities and Exchange Commission regarding the above captioned filings of Zoom Video Communications, Inc. (the “Company”).

Pursuant to our discussion with Mr. Edgar on October 5, 2022, the Company respectfully requests an extension to respond to the Comment Letter by no later than October 19, 2022.

Please direct any comments or questions to me at (415) 693-2326.

Sincerely,

/s/ Julia Boesch
Julia Boesch
Cooley LLP

cc:	Kelly Steckelberg, Zoom Video Communications, Inc.

Jeff True, Zoom Video Communications, Inc.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com